UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)

Modsys International. Ltd.
(formerly BluePhoenix Solutions, Ltd.)
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M70378100
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,191,156 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,191,156 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,191,156		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.80% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 8,975,156 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) owned by Columbia Pacific Opportunity Fund, L.P. to which this Schedule 13D relates.

[3] Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and 540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,227,689 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,227,689 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,227,689		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.97% [3]		
14	TYPE OF REPORTING PERSON IA		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

[3] Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and 540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 9,227,689 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,227,689 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,227,689		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.97% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

[3] Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and 540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,227,689 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,227,689 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,227,689		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.97% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

[3] Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and 540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 9,227,689 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,227,689 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,227,689		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.97% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

[3] Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and 540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Partners Fund (Delaware), L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,533 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 36,533 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,533		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. In previous filings, name was Columbia Pacific Partners Fund, Ltd.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 36,533 Ordinary Shares owned by Columbia Pacific Partners Fund (Delaware), L.P.

[3] Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and 540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

EXPLANATORY NOTE

This Amendment No. 15 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund (Delaware), L.P., a Delaware limited partnership (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013, December 17, 2014, April 3, 2015, September 21, 2015, January 11, 2016, November 4, 2016 and January 3, 2017 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 4.   Purpose of the Transaction

The response set forth in Item 4 is hereby amended and supplemented as follows:

On February 14, 2017, the Reporting Persons entered into two Share Purchase Agreements with the Company, both were approved by the Company's shareholders on March 29, 2017. In the first Share Purchase Agreement ("First Agreement"), the Reporting Persons on April 3, 2017 purchased 757,575 restricted Shares of the Company, par value NIS 0.04 per share, at a purchase price of $0.66 per share amounting to an aggregate purchase price of $500,000. This Share Purchase Agreement is included as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on February 21, 2017 and incorporated herein by reference.
See Item 6 for information on the second Share Purchase Agreement ("Second Agreement").

On February 15, 2017, the Company entered into a letter agreement with the Reporting Persons and certain other shareholders agreeing to issue warrants to the Reporting Persons exercisable for 735,294 restricted Shares in exchange for the Reporting Persons and certain other shareholders providing a guaranty with respect to a credit agreement; The Seventh Amendment to the existing loan and security agreement ("Credit Agreement") between Modern Systems Corporation, a wholly owned subsidiary of the Company, MS Modernization Services, Inc., a majority owned subsidiary of the Company, and Comerica Bank. The Credit Agreement was subject to and contingent on obtaining the approval of the Audit Committee, Board of Directors and disinterested shareholders of the Company. The warrants have an exercise price of $0.01 per share and have a three year term and were fully vested on March 29, 2017 (the date the Company's shareholders approved the agreement). The Seventh Amendment is included as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 21, 2017 and is incorporated herein by reference.

On April 4, 2017, the Reporting Persons exercised all 1,091,442 of their warrants (256,148 from 12/29/15, 100,000 from 12/31/15 and 735,294 from 03/29/17) purchasing 1,091,442 restricted Shares at $0.01 per share.

Item 5.   Interest in Securities of the Company

The responses set forth in Items 5(a) & (c) are hereby amended and supplemented as follows:

(a) The aggregate percentage of Shares reported to be owned by the Reporting Persons is based upon the sum of:

(i) 19,626,159 shares outstanding (19,086,159 Ordinary shares and 540,000 Preferred shares), which is the total number of shares outstanding as of February 27, 2017 as reported in the Company's most recent DEF 14A Proxy Statement filed with the SEC on March 10, 2017; plus

(ii) 757,575, the number of restricted Shares purchased from the Company on April 3, 2017 from the DEF 14A Proxy Statement Proposal #6 approved on March 29, 2017; plus

(iii) 1,091,442, the number of restricted Shares purchased at $0.01 per share on the exercise of warrants by the Reporting Persons on April 4, 2017.

(c) Other than the acquistions described in Item 4 hereof and the receipt by the Reporting Persons of 16,000 Preferred shares convertible into 16,000 Shares as a dividend for 2016 on the Preferred shares held by the Reporting Persons; the trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Opportunity Fund were all effected in unsolicited broker transactions in the open-market as set forth in Schedule A.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As part of the Seventh Amendment to the Credit Agreement, the Company agreed to issue warrants to the Reporting Persons to purchase 735,294 restricted Shares in exchange for the extending a guaranty of the Credit Agreement for 2016 and 2017. The issuance of the warrants was contingent upon approval of the Company's shareholders and other customary closing conditions. The shareholders approved this and the warrants were issued on March 29, 2017.

In regards to the Second Agreement from February 14, 2017, the Reporting Persons will purchase 757,575 restricted Shares of the Company, par value NIS 0.04 per share, at a price equal to $0.66 per share amounting to an aggregate purchase price of $500,000. In the event that the volume weighted average price ("VWAP") of the Shares for the thirty days prior to July 1, 2017, as reported by Bloomberg Financial L.P. is lower than the $0.66, then the price per share shall be equal to the higher of (i) the VWAP and (ii) $0.50, and the number of Shares shall be adjusted to equal $500,000 divided by the adjusted price per share. The closing of the Second Agreement is to take place on July 1, 2017, subject to other customary closing conditions. This Second Agreement is included as Exhibit 10.3 to the Company's Form 8-K filed with the SEC on February 21, 2017 and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1 Share Purchase Agreement #1 and #2 with the Company dated February 14, 2017, incorporated herein by reference to Exhibit 10.1 and 10.2 of the Company's Form 8-K filed with the SEC on February 21, 2017.

Exhibit 99.2 Seventh Amdendment to Loan and Security Agreement with the Company dated February 15, 2017, incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on February 21, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
                                         By: Columbia Pacific Advisors, LLC
                                                 General Partner

                                             */s/ Alexander B. Washburn*_____
                                         Name: Alexander B. Washburn
                                         Title: Managing Member

                                           COLUMBIA PACIFIC ADVISORS, LLC

                                         By: */s/ Alexander B. Washburn*_____
                                         Name: Alexander B. Washburn
                                         Title: Managing Member

                                              */s/ Alexander B. Washburn*_____
                                         ALEXANDER B. WASHBURN

                                              /s/ Daniel R. Baty   _____
                                         DANIEL R. BATY   (1)

                                              /s/ Stanley L. Baty   _____
                                         STANLEY L. BATY   (1)

                                         COLUMBIA PACIFIC PARTNERS FUND (Delaware), L.P.
                                         By: Columbia Pacific Advisors, LLC
                                                 Investment Manager

                                             */s/ Alexander B. Washburn*_____
                                         Name: Alexander B. Washburn
                                         Title: Managing Member

SCHEDULE A

OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

Date	Fund	Transaction	Shares	Price
03/16/2017	Opportunity Fund	BUY	200	0.65
03/17/2017	Opportunity Fund	BUY	55,362	0.7302
03/20/2017	Opportunity Fund	BUY	14,702	0.8104
03/21/2017	Opportunity Fund	BUY	16,600	0.8001
03/23/2017	Opportunity Fund	BUY	100	0.80
03/24/2017	Opportunity Fund	BUY	5,000	0.83
03/31/2017	Opportunity Fund	BUY	10,000	0.85
04/06/2017	Opportunity Fund	BUY	18,600	0.80